SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       THE TRACKER CORPORATION OF AMERICA
                       ----------------------------------
                 (Name of Small Business Issuer in Its Charter)

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                 BRUCE I. LEWIS
                              1120 FINCH AVE. WEST
                                    SUITE 303
                       NORTH YORK, ONTARIO CANADA M3J 3H8
                                  416-663-8222
                                  ------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JUNE 30, 1994
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following  box  [   ].
                         (Continued on following pages)
                              (Page 1 of 30 pages)


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     1     NAME  OF  REPORTING  PERSON
           S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
           Bruce Irvin Lewis
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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF  A  GROUP (See Instructions)
           (a)  [  ]          (b)  [  ]
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     3     SEC  USE  ONLY
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     4     Source of Funds (See Instructions)    WC, PF
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     5     Check  if  Disclosure  of  Legal  Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)   [   ]
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     6     Citizenship  or  Place  of  Organization        Canadian
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NUMBER  OF     7     SOLE  VOTING  POWER                         5,154,589
SHARES         -----------------------------------------------------------------
BENEFICIALLY   8     SHARED  VOTING  POWER                       5,154,589
OWNED  BY      -----------------------------------------------------------------
EACH           9     SOLE  DISPOSITIVE  POWER                    5,154,589
REPORTING     -----------------------------------------------------------------
PERSON  WITH  10     SHARED  DISPOSITIVE  POWER                  5,154,589
--------------------------------------------------------------------------------
     11    Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
           5,154,589
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     12    Check  if  the  Aggregate  Amount  in  Row  (11)  Excludes  Certain
           Shares (See Instructions)   [  ]
--------------------------------------------------------------------------------
     13    Percent  of  Class  Represented  by  Amount  in  Row  (11)   100%
--------------------------------------------------------------------------------
     14    Type  of  Reporting  Person  (See  Instructions)    IN
--------------------------------------------------------------------------------


                                        2
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     The  date  of  the event that requires the filing of this statement is July
1994, when The Tracker Corporation of America filed its first registration statement pursuant to the Securities Act of 1933. Bruce Lewis, a founder of Tracker, was greater than a 5% equity holder in Tracker at that time. Over the ensuing years, Mr. Lewis has acquired and sold Tracker's common stock from time to time such that he presently beneficially owns 5,154,589 shares of Tracker's common stock. This is approximately 9% of Tracker's outstanding common stock. He has been Tracker's Chief Executive Officer since June 30, 1994.

ITEM  1.  SECURITY  AND  ISSUER.

     This  statement  relates  to  Tracker's  common  stock,  $.001  par  value.
Tracker's principal executive offices are located at 1120 Finch Avenue, Suite 303, North York, Ontario, Canada M3J 3H8.

ITEM  2.  IDENTITY  AND  BACKGROUND.

(a)     Bruce  I.  Lewis

(b)     1120  Finch  Avenue,  Suite  303,  North  York, Ontario, Canada M3J 3H8.

(c) Chief Executive Officer and Chairman of the Board of Directors of The Tracker Corporation of America.

(d) Mr. Lewis was not convicted in a criminal proceeding during the last five years.

(e) Mr. Lewis was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or a finding of any violation with respect to such laws during the last five years.

(f)     Mr.  Lewis  is  a  Canadian  citizen.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     Initially, Mr. Lewis received 4,580,357 shares of common stock in return for Tracker's use of his technology system that was, and is presently, central to Tracker's business operations. Subsequently, Mr. Lewis either paid cash for later issuances of common stock, or received common stock in lieu of receiving wages in accordance with his employment agreements. Mr. Lewis never borrowed money in order to purchase additional shares of Tracker's common stock.

ITEM  4.  PURPOSE  OF  TRANSACTION.

     All of the shares of Common Stock reported herein were acquired for investment purposes. Mr. Lewis does not have any plans or proposals that relate to or would result in any of the following transactions:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any other material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     Mr. Lewis owns 3,910,300 shares of Tracker's common stock. He also owns the option to purchase an additional 1,244,289 shares, which became exercisable on January 1, 2000. This represents approximately 9% of Tracker's outstanding common stock. Further options to purchase an additional 1,244,289 shares will become exercisable on January 1, 2001. Mr. Lewis has the sole power to vote these shares of common stock. He has not effected any transactions relating to Tracker's common stock during the past 60 days. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock beneficially owned by Mr. Lewis.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Lewis received a stock option award from Tracker on December 22, 1998 under which he may purchase up to 2,488,578 shares of common stock. One half of the options vested on January 1, 2000 and the other half vests on January 1, 2001.

     Tracker entered into a purchase and security agreement with institutional investors on August 18, 1999 for the issuance of up to $3,000,000 in convertible notes. Mr. Lewis guaranteed Tracker's performance under the contract by pledging 600,000 shares of his common stock and his right to acquire an additional 1,244,289 shares pursuant to his stock option award agreement.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS

A.     Stock  Option  Award  Agreement,  dated  December  22,  1998
B.     Guaranty  Agreement,  dated  August  18,  1999
C.     Stock  Pledge  Agreement,  dated  August  18,  1999


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Date:  February  9,  2000

                                   By:  /s/  Bruce  I.  Lewis
                                       ----------------------
                                             Bruce  I.  Lewis


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